FALCON CAPITAL ACQUISITION CORP. II

3 Columbus Circle, 24th Floor

New York, NY 10019

January 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Tom Jones

Re: Falcon Capital Acquisition Corp. II

Request to Withdraw Registration Statement on Form S-1

File No. 333-254404

Dear Mr. Jones:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Falcon Capital Acquisition Corp. II, a a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 17, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Alan G. Mnuchin, Chief Executive Officer and Chairman, Falcon Capital Acquisition Corp. II, at the above-mentioned address, with a copy to Daniel Nussen, White & Case LLP, 550 Flower St #2700, Los Angeles, CA 90071.

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

FALCON CAPITAL ACQUISITION CORP. II

By:	/s/ Alan G. Mnuchin
Name:	Alan G. Mnuchin
Title:	Chief Executive Officer and Chairman

cc: Daniel Nussen White & Case LLP 550 Flower St #2700 Los Angeles, CA 90071